
03031672

AnnualReport 2003

Springboard for Growth



Financial Highlights



Net Sales
100 (millions $)
90
80
70
60
50
40
30
20
10
9.3
16.2
21.0
30.6
44.5
66.2
53.4
61.0
80.8
83.3
90.9
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03
Year ended March 31



Net Income
14 (millions $)
12
10
8
6
4
2
2.3
3.0
4.0
5.9
8.7
13.0
9.5
10.3
12.8
13.3
10.2
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03
Year ended March 31

Basic Net Income Per Share


2.0 ($)
1.5
1.0
0.5
0.44
0.59
0.79
0.94
1.26
1.73
1.16
1.27
1.59 1.59
1.18
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03

Year ended March 31

Total Assets


110 (millions $)
100
90
80
70
60
50
40
30
20
10
6.8
8.8
12.2
26.6
40.9
59.1
64.3
71.8
83.5
94.7
106.2
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03

March 31





expanding

A major step forward for Deswell during the year was the completion of Phase I of its new plastic injection molding plant in Dongguan.





Deswell Industries, Inc. ('Deswell' was founded in 1987 as an independent manufacturer serving OEMs and contract manufacturers. Over the past sixteen years it has established a highly successful niche for itself in three main areas of manufacture: injection-molded plastic parts and components; electronics products and subassemblies; and metallic molds and accessories. Deswell achieved Nasdaq listing in 1995.

Deswell's multiple manufacturing facilities are all located nearby in the PRC for maximum cost-effectiveness. The company operates separate factories for its business interests in plastics, electronics, and metallics. These factories are located in Shekou and Dongguan, in the Pearl River Delta region just across the border from Hong Kong. Deswell now employs nearly 4,000 staff members, and draws its customers from throughout Asia, North America and Europe.

Emerging from the 2002-03 year with sound fundamentals and good prospects, Deswell is continuing its long history of profitability and strong investor returns. The company's absence of any long-term debt, and the availability to it of some $34.4 million in cash reserves, means that Deswell is operating on an extremely sound financial footing. Profitability also remains high, with good profit margins maintained even in the sluggish economy of the last year. Evidence of this was seen in the payment of dividends of $0.77 per share during the year, as Deswell continued its tradition of excellent investor yield. The year also saw an expanding customer base, to which the company responded by improving capacity and increasing product lines, helping it achieve strong cash flows.

In this regard, a major step forward for Deswell during the year was the completion of Phase I of its new plastic injection molding plant in Dongguan. As the new plant becomes fully operational, Deswell expects to increase its plastic injection molding capacity by around 40%, while at the same time making significant savings in annual rental and labor costs. The new 440,000 square foot facility is now the largest of Deswell's operations, and incorporates state of the art equipment that is keeping the company at the forefront of the injection molding industry. New and advanced mold machinery, robots and related equipment in the Dongguan plant are improving quality, efficiency and precision, and consolidating Deswell's reputation as the premier regional provider of plastic injection molded products. Apart from the new machinery installed in its Dongguan premises, the company has maintained its program of upgrading across its facilities, with continuous investment in new machinery as and when it is needed.

Besides this significant investment in Deswell's plastic injection molding business, the company also demonstrated its confidence in its electronics and metallics operations in January 2003 by acquiring an additional 20% interest in the relevant holding company, giving it a 71% controlling interest.

Deswell is thus looking ahead to the coming year from a very strong position. Its customer base is stronger than ever, it maintains high profitability and a healthy cash situation. Largely unaffected by the global economic fluctuations of the past year, Deswell's story has been one of steady expansion and economic growth as it has played to its strengths and consolidated a reputation for quality and cost-effectiveness. With the opening of its Dongguan plastic injection molding plant and the year's machinery and equipment upgrades, it is in a strong position to increase unit sales in the coming year, and to take advantage of increasing opportunities from the PRC following on from its WTO membership.





message

Dear Shareholder:

Despite the difficult economic environment that persisted throughout the year, Deswell Industries made substantial progress in fiscal 2003 and achieved revenue growth of nine percent. Each of our divisions made significant progress during the year. Jetcrown, our plastic-injection-molding division, constructed a 440,000-square-foot, state-of-the-art facility, which will be fully operational in fiscal 2004. Kwanasia, our electronics-assembly division, began to grow again and expanded its business in its high-end audio- equipment niche. Finally, Kwanta, our metal-stamping division, began early-stage work for some Chinese companies, particularly in the telecommunications sector, which bodes well for improved performance in fiscal 2004.

Operating income for the year increased 4.4 percent to $14.5 million for fiscal 2003, compared to $13.9 million for the previous year. However, due primarily to a $3.5 million tax provision made in the fourth quarter, net income for fiscal 2003 decreased 23.1 percent to $10.2 million, from $13.3 million the previous year. Basic earnings per share and diluted earnings per share were $1.18 and $1.16, respectively (based on 8,672,000 and 8,852,000 weighted average shares outstanding, respectively), compared to $1.59 and $1.57, respectively (based on 8,403,000 and 8,466,000 weighted average shares outstanding, respectively), for fiscal 2002.

The $3.5 million charge resulted from discussions the Hong Kong Inland Revenue Department held with Deswell regarding whether the Company should be assessed taxes on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to a profits tax under the Hong Kong Revenue Ordinance. Although, based on consultations with Hong Kong tax experts, we believe that our tax position for these years was sound and supportable, we concluded that it would be in the Company's best interest to reach an immediate resolution of the tax issue in order to avoid the substantial expenditure of time, effort, and expense involved in proceedings that could extend years. The resolution also limited the assessment of taxes, interest, and/or penalties that could have been incurred if the Company did not prevail or sought to settle the dispute later. Accordingly, in June 2003 Deswell made a proposal to settle the entire tax dispute and, in July 2003, our proposal was accepted, resulting in a charge of $3,532,000 to the Company's consolidated income statements for fiscal 2003. We are pleased to have settled this matter and to be in a position to move forward with our growth plans.

During fiscal 2003, we completed the construction of phase I of our new injection- molding factory in Dongguan. Small-size injection-molding machines were installed, and the coating and clean room just became operational at the end of this past August. The installation of medium- and large-size injection-molding machines will be completed by the end of October and November 2003, respectively. Moreover, our tooling section will also be completed and occupied by the end of December 2003. When all the facilities are in operation, we expect savings in rental and manpower expenses and can better service additional clients. We also plan to upgrade our software to further increase our competitive advantage. Phases II and III of our expansion are both moving forward, and we expect all construction to be completed in 18 to 24 months. After the completion of these phases, we expect capacity at our plastics division to expand by approximately 50 percent.

Kwanasia, our electronics-assembly division, saw its business pick up in fiscal 2003. This division's expertise in, among other things, manufacturing high-quality audio equipment such as digital mixing boards and amplifiers, drove growth during the year. For example, our business with Digidesign, a leader in the high-end digital-mixing marketplace, grew significantly during the year and we manufactured the best-selling high-end professional digital mixer in the U.S. marketplace. Peavey continues to be a very significant customer for us, and additional opportunities have presented themselves in this niche that could ramp up this year.

Kwanta, our metal-stamping division, which has historically had inconsistent performance and struggled to reach profitability, is likely at a turning point in its business. The division just started manufacturing metal casings for pay telephones for two Chinese telecommunications companies. We have also begun manufacturing metal casings for ATMs for a China-based Company.

We continue to maintain a strong financial position. The Company's cash and cash equivalents increased to $34.4 million at March 31, 2003, compared to $31.5 million on March 31, 2002. Working capital was $58.2 million as of March 31, 2003, versus $54.9 million as of March 31, 2002. The Company has no long-term or short-term borrowings. We continue to pay a healthy dividend to our shareholders, which for fiscal 2003 totaled $0.80.

Our cost structure continues to improve. The new Jetcrown factory, in addition to being a far-superior facility, is also more efficient with lower labor costs. At Kwanasia, we will realize savings of approximately $600,000 per year, commencing in fiscal 2004, due to the April-2003 closing in of our purchase of the Kwanasia factory building for approximately $4 million.

As we move into fiscal-year 2004, we are confident that Deswell is heading in the right direction. We have expanded our marketing team and are continuing to focus on high-end customers and higher-margin sales opportunities. When our new facility is complete, we will be in a better position than ever to expand our growing plastics operations and to increase our customer base.

I would like to thank the management and staff of Deswell for their many contributions during the past year. I would also like to express my appreciation to those of you who have invested in the Company. In fiscal 2004, we will redouble our efforts to create a stronger, more efficient and diversified company, and to maximize profitability for our shareholders.

Sincerely



Richard Lau
Chairman and Chief Executive Officer

New Plant in Dongguan

new


A


B



Construction	Buildings	Total area (sq.ft)	Estimated time become operational
Phase I (Completed)	4 blocks of factory building	440,000	November 2003
	1 block of Amenity Center	85,000	
	1 block of dormitory	95,000	
Phase II (In Construction)	2 blocks of factory building	220,000	April 2004
	1 block of dormitory	100,000	June 2004
	1 block of dormitory	95,000	October 2004
Phase III (To be Built)	1 block of office building	100,000	
	1 block of factory building	150,000	December 2004
Phase IV (To be Built)	2 blocks of factory building	Progress depends on financial situation and future operating results of the Company	
	2 blocks of dormitory		


A
B
C

New Plant in Dongguan

Deswell continued its drive towards boosting capacity and increasing cost-effectiveness during the year, moving ahead with the construction of its new plastic injection molding facilities on 1.3 million square feet of leased land in Dongguan, PRC. The revised Phase I of the construction program has now been completed. Phase I consists of four blocks of factory buildings covering 440,000 square feet, an 85,000 square foot staff amenity centre, and a dormitory block of 95,000 square feet, and represents an investment of some $12 million. Phase II, costing $5.5 million, comprises a further two factory building blocks covering 220,000 square feet and two more dormitory blocks of 195,000 square feet. Phase III, with a planned cost of $4 million, will consist of a 100,000 square foot office building and a further 150,000 square feet of factory space. Phase IV, which will see the addition of two further dormitory blocks and two other buildings, is planned for the longer term, as resources become available.



During the year, Deswell also acquired a number of major new machinery items in preparation for expanding its plastic injection molding facilities. In April 2002, the Company took delivery of twelve Mitsubishi and Chen Hsong injection molding machines, worth approximately $1.5 million and with clamping force ranging from 365 to 550 tons. Deswell also upgraded the tooling software used in the mold-making process to maintain enhanced precision and efficiency. Later in the year, the Company bought another Mitsubishi injection molding machine, with a clamping force of 650 tons, which was installed in March 2003. It also purchased four sets of Nissin high-precision double injection molding machines which, together with the Mitsubishi machine, cost a total of $1 million. Two of the new machines come installed with gas-injection functionality. The Nissin machines, which should be operational later in 2003, will boost the number of Deswell's double injection machines to 18. Deswell's current capabilities in double injection molding mark it out from almost all of its China competitors, with only about 2 per cent of other plastic injection molding companies based in the PRC possessing similar production capabilities or expertise.

As part of the process of fully equipping its new Dongguan plastic molding plant, Deswell plans to purchase further advanced machinery and equipment in 2003-04. Once all the Phase I machinery is fully operational, the new facility will expand the capacity of Jetcrown, Deswell's plastic injection molding subsidiary, by around 40 per cent, allowing it to meet rising customer demand while at the same time diversifying its product range and speeding up time to market. Furthermore, by centralizing Deswell's plastic injection molding operations, the new facility should bring a significant reduction in operational expenses by lowering rental and labor costs, while improving logistics arrangements for clients. Its expanded capacity now positions Deswell as one of the major international players in this industry, able to produce high precision products to exacting standards.



Operations Review

plastic mold

During the year, Deswell inaugurated a number of significant expansions in its operations, which have strengthened its competitiveness within the industry, consolidated its already strong financial position, and substantially increased its production capacity. As a result, the Company is now extremely well-placed to take advantage of the increasing opportunities arising from China's accession to the WTO.

The plastic injection molding process consists of three phases: **mold design and production, plastic injection, and finishing.**



Plastic Injection Molding

The largest of its business operations, Deswell's plastic injection molding facilities have this year been further expanded with the building of a new plant in Dongguan, in the Pearl River Delta region of the PRC. For the year ended March 31 2003, plastic injection molding accounted for 54.9% of Deswell's total sales (2002: 57.0%; 2001: 62.2%). Deswell's plastic injection molding process includes mold design and production, plastic injection, and finishing.

Mold design and production

Mold-making can take from 25 to 75 days, depending on the characteristics of the mold being produced. The process requires specialized machines, and Deswell remains committed to a continual upgrading of its mold-making equipment to ensure it can produce even the most complex molds. To this end, during the year the Company upgraded the tooling software it uses in the mold-making process. The Company operates a large number of mold-making machines, which include advanced "Makino" tooling machines, numerical control (NC) and graphite computer numerical control (CNC) Milling Machines, vertical machining centers, and electrical discharge machines (EDM). These machines can operate up to four times as fast as normal machines, and are renowned for their high levels of efficiency. As at March 31 2003, the Company was utilizing 24 EDMs, 25 CNC milling machines and 63 NC milling machines in the mold-making process, giving it a strong competitive edge in the market.

The range of molds produced by Deswell can weigh anything from between 220 to 12,000 pounds, and range in price between $3,000 and $500,000. In 2003, the Company made an average of 70 to 100 different molds every month. Its expertise in mold making and its cost-effective PRC-based operations means that the Company can produce molds at costs substantially (about 50%) less than molds of comparable quality made in Japan, Korea and Taiwan. Deswell recorded a considerable increase in demand for its mold-making services in the year.





Plastic Injection

With the completion of the first phase of construction of its new plastic injection molding factory in Dongguan, Deswell has firmly established itself as a major industry player in the field. Operations are expected to begin at the new facility by November 2003. After the purchase of several new sets of molding machines in the fiscal year, at March 31 2003 the Company was operating 261 injection molding machines, ranging from 50 to 1,600 tons of clamping force, with most machines in the 80 to 100 ton range. Each of these machines can be set up to perform a variety of applications and product configurations, from creating tiny plastic parts no bigger than a button to manufacturing large 3 x 2 foot copy machine cases. To maintain maximum efficiency, Deswell's injection molding machines generally operate 24 hours a day, seven days a week (other than normal down time for maintenance or changing product molds), ensuring a continuous product output. In the coming year, Deswell plans to install a further 50 new injection molding machines in its new plant.

During the year, Deswell increased the number of its double-injection molding machines to 18. These machines can simultaneously inject two different color plastics into a mold, and are used for the production of brand labels, key caps and buttons for telecommunications products.



Electronic Products and Assemblies

Strong prospects for Deswell's electronics business prompted the Company in January 2003 to acquire an additional 20% interest in Integrated International Limited, the holding company for Deswell's electronics and metallics subsidiaries. It now has a 71% controlling interest in Integrated International Limited.

The move came in conjunction with a program of improvement which is expected to take advantage of high future growth in the industry. In a further vote of confidence for its electronics business, during the year Deswell undertook negotiations to purchase what were formerly leased premises in Dongguan where the factory operates. These premises include a complex of 400,000 square feet of factory and dormitories and a further 240,000 square feet of land. The result of these negotiations was a successful acquisition in March 2003. The purchase represents the Company's confidence in the long-term growth potential of its electronics business, and will result in significant savings in rent of around $600,000 annually.

Deswell's electronics business includes the manufacture of studio-quality audio equipment, telephones and telephone answering machines, computer peripherals such as LAN (local area network) add-in cards, CD-ROM drives and sound cards, infrared remote controls and radar detectors. Its factory also produces assemblies, which are PCBs with mounted components of various types, assembled using surface mount technology interconnection method. This area of operations accounted for 42.0% of the Company's total sales for the year ended March 31, 2003 (2002: 40.4%; 2001: 35.4%).

Deswell also performs testing and, in orders for finished products, assembly into final product housing. Assembly is a relatively labor-intensive process that requires a high degree of precision, and multiple quality control checks prior to shipment. Specially designed equipment maximizes the Company's ability to assemble efficiently a wide variety of electronic products, and staff expertise coupled with stringent quality control checking procedures ensures a minimum of human error.

Metal Parts Manufacturing

A small part of Deswell's manufacturing output is the manufacture of metallic molds and metal accessory parts for use in audio equipment, telephones, copying machines, racks for routers, pay-phones and automatic teller machines. Sales currently stand at 3.1% of total sales for the company (2002: 2.6%; 2001: 2.4%). Deswell's acquisition in January 2003 of an additional 20% interest in Integrated International Limited, the holding company for Deswell's electronics and metallics subsidiaries, represents a mark of confidence in the long-term growth potential of its metal parts operation.

Quality Control

The Company is committed to the highest possible quality standards for all its products and manufacturing processes, and maintains strict quality control procedures, carrying out hourly checks on machines and molds to ensure that plastic parts are free from defects. As a result, the Company continues to enjoy a low scrap rate and maintains high levels of productivity from its injection molding machines, helping to cement its international reputation as a major reliable high-end parts and equipment manufacturer.

Electronic operations require particularly stringent quality control measures, including checks on all incoming components, on all work in process at several points in the production process, and, randomly, on finished products. Deswell implements a number of internationally certified quality testing mechanisms, specifically the IPC610 Class II workmanship standard, QC on line with 100% full inspection, pre-test fixture fabricated in house, in-circuit testing, complete product functional testing and the MIL-STD-1050 Class II QA sampling plan.

Overall, Deswell's advanced quality control systems have meant that plastic, electronic and metal products manufactured and assembled at the Company's facilities have maintained a very low level of product defects, with aggregate returns representing less than 3% of total net sales across the three years ended March 31, 2003.

The Company earned ISO 9002 certification for both its plastic and electronic products manufacturing operations as far back as 1995, and later (April 2000) received ISO 9002 certification for its metal manufacturing operation, demonstrating that its manufacturing operations meet established world standards. In August 2003, Deswell's plastic injection manufacturing plant in Shenzhen obtained ISO 14000 EMS (Environment Management System) accreditation, which guarantees the Company's practices are in conformity with ISO 14000 standards and other relevant laws and regulations.

The Company will soon start working towards obtaining the QS-9000 Qualifications for its new plastic injection molding plant in Dongguan. QS-9000 is an internationally recognized set of quality systems requirements for the automotive industry, in which industry leaders such as Chrysler, Ford and General Motor set out their fundamental quality system expectations for internal and external suppliers of production and service parts and materials. Deswell thus expects to be well-placed to compete for new business within the automotive parts industry.

Raw Materials, Component Part and Suppliers

The Company uses various plastic resins in the manufacture of its plastic parts, and currently obtains these from suppliers in Hong Kong, Japan and Taiwan.

In the last financial year, the cost of plastic resin averaged 53% of the cost of plastic products sold (2002: 52%; 2001: 58%), and as a percentage of the total cost of goods sold in the same year it averaged 25% (2002: 25%; 2001: 32%). The Company's high volume purchases of plastic resins (it used over 14,400,000 pounds in the year ended March 31, 2003) translates into major economies of scale and highly cost-effective production. The Company also purchases component parts and supplies for its electronics business, and small amounts of raw metal for the manufacture of metallic molds and parts.

Customers and Marketing

The Company maintains a strong and well-established international customer base of OEMs and contract manufacturers, located in Asia (Hong Kong, Japan and China), North America (the United States and Canada) and Europe (Germany, United Kingdom, France and Italy). Net sales as a percentage of total sales to customers by geographic area (based on customer shipping destinations) over the past three years were as follows:

Geographic areas



	2001	2002	2003
China	54.5%	56.3%	58.9%
North America	22.6%	23.2%	28.5%
Europe	2.2%	4.9%	8.2%
Hong Kong	19.2%	14.0%	3.1%
Others	1.5%	1.6%	1.3%

Over the year, Deswell continued its effective sales and marketing processes, which involved attending trade shows, advertising in major trade publications and utilizing direct mail catalogues and product literature, as well as targeting potential customers directly.

Capital Expenditures

Principal capital expenditures and divestitures made by Deswell during the three years ended March 31, 2003 are as follows:

	2001	2002	2003
Purchase of property, plant and equipment	$ 13,926,000	$ 4,397,000	**$ 9,731,000**
Proceeds from the sale of property, plant and equipment	113,000	276,000	**127,000**

Over the past year, principal capital expenditure has related to two major areas: ongoing construction of the new Dongguan plastic injection molding plant and purchase of additional plastic molding injection machinery.

Up to March 31, 2003, Deswell spent an aggregate of approximately $12 million on the first phase of construction of its new plastic injection molding plant. The facility comprises approximately 440,000 square feet of factory space, an 85,000 square foot amenity center and 95,000 square feet of dormitory space. Construction began in October 2001 and was completed in March 2003, with interior build-out finished in June 2003. After installation of machinery and final touch up, the new Phase I factory is expected to be operational by the end of November 2003. During the same period, some $3.5 million was used to expand the company's injection molding capacity through the purchase of additional injection molding machinery.

In March 2003, Deswell also committed $4.1 million to acquiring 240,000 square feet of land and 400,000 square feet of factory buildings and accommodation in Cheung On, Dongguan. These premises were previously leased from a local government unit for the Company's electronics and metallics operations.

These capital expenditures continue to be financed mainly from internally generated funds. Deswell maintains good profitability and a strong cash position, positioning it well for future investment in its facilities and equipment, and giving it a readiness to capture new opportunities as they arise.

Year ended March 31, 2003 Compared to Year Ended March 31, 2002

Net Sales – The Company's net sales for the year ended March 31, 2003 were $90,905,000, an increase of $7,585,000 or 9.1% as compared to year ended March 31, 2002. Sales to Inter-Tel Incorporated ("Inter-Tel"), Kyocera Mita Industrial Co. (H.K.) Ltd. ("Mita"), VTech Telecommunications Ltd. ("VTech"), Epson Precision (H.K.) Ltd. ("Epson") and Digidesign, Inc., the Company's five largest customers during the year ended March 31, 2003, represented approximately 71.3% of net sales for the year.

The increase in sales during the year ended March 31, 2003 was mainly related to the increase in sales of plastic segment of $2,403,000 and the increase in sales of electronic and metallic segment of $5,182,000. This represented an increase of 5.1% and 14.5%, respectively, as compared with respective net sales from these segments in the prior year. The increase in net sales in both segments was mainly due to an increase in orders from existing customers, together with orders from new customers.

Net sales to customers by geographic area are determined by reference to shipping destinations as directed by the Company's customers. During the year ended March 31, 2003, sales to China, North America and Europe and increased by $6,627,000, $6,574,000 and $3,382,000, respectively, and sales to Hong Kong and other areas decreased by $8,852,000 and $146,000, respectively, over levels for the year ended March 31, 2002.

Gross Profit – The gross profit for the year ended March 31, 2003 was $29,899,000, representing a gross profit margin of 32.9%. This compares with the overall gross profit and gross profit margin of $28,872,000 or 34.7% for the year ended March 31, 2002.

Gross profit in the plastic segment increased by 0.9%, to $21,463,000 or 43.0% of net sales, for fiscal year ended March 31, 2003 compared to $21,280,000 or 44.8% of net sales, for fiscal 2002.

Gross profit in the electronic & metallic segment increased by 11.1%, to $8,436,000 or 20.6% of net sales, for fiscal year ended March 31, 2003 compared to $7,592,000 or 21.2% of net sales, for fiscal 2002. The increase was primarily attributed to the increase in net sales, despite the slight decrease in gross profit margin in both segments.

Selling, general and administrative expenses – SG&A expenses for the year ended March 31, 2003 were $15,354,000, amounting to 16.9% of total net sales, as compared to $14,939,000 or 17.9% of total net sales for the year ended March 31, 2002.

SG&A expenses in the plastic segment increased by $626,000 or 7.0%, to $9,557,000 or 19.1% of net sales, for the year ended March 31, 2003 compared to $8,931,000 or 18.8% of net sales, for fiscal 2002. SG&A expenses in the electronic & metallic segment decreased by $211,000 or 3.5%, to $5,797,000 or 14.1% of net sales, for fiscal year ended March 31, 2003 compared to $6,008,000 or 16.8% of net sales, for fiscal 2002.

Operating income – Operating income was $14,545,000 for the year ended March 31, 2003, an increase of $612,000 or 4.4% as compared with the prior year. On a segment basis, the operating income of plastic segment decreased $443,000 to $11,906,000, or 23.9% of net sales, in fiscal 2003 compared to $12,349,000, or 26.0% in net sales in fiscal 2002. This decrease in operating income is attributable to the increase in SG&A expenses offsetting the increase in gross profit described above. The operating income of electronic & metallic segment increased $1,055,000 to $2,639,000, or 6.4% of net sales in fiscal 2003, compared to $1,584,000 or 4.4% of net sales in fiscal 2002. This increase in operating income is attributable to the increase in gross profit and the decrease in SG&A expenses described above.

Income Taxes – During 2003 through July 2003, the Company engaged in discussions with the Hong Kong Inland Revenue Department, or IRD, regarding whether Deswell should be assessed taxes on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to a profits tax under the Hong Kong Revenue Ordinance. While, based on consultations with Hong Kong tax experts, Deswell believes that its tax position for these years was sound and supportable, management nevertheless concluded that it would be in the Company's best interest to reach an immediate resolution of the tax issue with the IRD in order to avoid the expenditure of substantial time, effort and expense involved in proceedings that could extend years. The resolution also limits the assessment of taxes, interest and/or penalties that would be incurred if the Company did not prevail or sought to settle the dispute later. Accordingly, in June 2003 the Company made a proposal to settle the entire tax dispute and in July 2003, the IRD accepted the proposal. As a result, a provision of $3,532,000 has been charged to the Company's consolidated income statements for year ended March 31, 2003. Of the tax provision of $3,532,000, $2,085,000 was related to the plastic segment and $1,447,000 was related to the electronic & metallic segment.

Income tax expense was $3,826,000 for the year ended March 31, 2003, compared to $535,000 for the prior year. The increase was primarily the result of the tax provision of $3,532,000, offset by a provision for a tax refund of $322,000 resulting from the reinvestment of part of the retained earnings in one of the Company's plastic manufacturing subsidiaries in China.

Minority Interest – Minority interests represent a 29% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronics and metallic subsidiaries and a 49% minority interest in Jetcrown & Kwanasia (OEM) Specialist Limited, the subsidiary conducting marketing for Deswell's plastic and electronic businesses. In January 2003, the Company acquired an additional 20% interest in Integrated, increasing its ownership in that subsidiary from 51% to 71%. Despite the decrease in minority interest in Deswell's electronic & metallic segment, the dollar amount of minority interest increased to $1,288,000 for the year ended March 31, 2003, from $925,000 for the year ended March 31, 2002, which reflects that both the electronics and metallic subsidiaries and Deswell's marketing subsidiary generated more net income in the fiscal 2003 as compared to fiscal 2002.

Net Income – Net income was $10,243,000 for the year ended March 31, 2003, a decrease of $3,081,000 or 23.1%, as compared to the year ended March 31, 2002, and net income as a percentage of net sales decreased to 11.3% from 16.0%. The decrease in net income for fiscal 2003 was primarily the result of the tax provision of $3.5 million made as a result of the settlement in July 2003 of the tax dispute with the IRD.

Net Income for the plastic segment decreased 18.0% to $10,223,000 for fiscal 2003 compared to $12,469,000 for fiscal 2002. The decrease in net income of the plastic segment was mainly the result of the increase in income taxes described above. Net Income for the electronic & metallic segment decreased 97.7% to $20,000 for fiscal 2003 compared to $855,000 for fiscal 2002. The decrease in net income of the electronic & metallic segment was mainly the result of the increase in income taxes and decrease in Deswell minority interest in Integrated, as described above.

Seasonality

The following chart sets forth certain unaudited quarterly financial information for the twelve quarters in the three-year period ended March 31, 2003 (in thousands):


(thousands$)
30,000
25,000
20,000
15,000
10,000
5,000
0
– 5,000
Net Sales
$19,725
Gross Profit
$6,246
Operating Income
$2,765
$(907)
Net Income
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Year ended March 31, 2001
2002
2003

The first calendar quarter (the fourth quarter of the fiscal year) is typically the Company's slowest sales period because, as is customary in China, the Company's manufacturing facilities in China are closed for two weeks for the Chinese New Year holidays. The Company does not experience any other significant seasonal fluctuations.

Liquidity and Capital Resources

For the year ended March 31, 2003, net cash generated from operations totaled $15,781,000, including net income of $10,243,000 and depreciation and amortization of $4,692,000. Accounts receivable decreased by $161,000, and inventories increased by $1,559,000, over levels at March 31, 2002, primarily as a result of better controls over customers' credit and the general increase in business activities. Accounts payable increased by $2,060,000 over March 31, 2002, primarily because of increase in net sales. For the year ended March 31, 2002, net cash generated from operations totaled $18,203,000, including net income of $13,324,000 and depreciation and amortization of $4,918,000. Accounts receivable and inventories increased by $1,111,000 and $1,191,000, respectively, over levels at March 31, 2001, primarily as a result of increases in sales and the general increase in business activities. Accounts payable increased by $3,309,000 over the March 31, 2001 level.

During the year ended March 31, 2003, Messrs. Lau, Li and Leung exercised options totaling 315,000 common shares of the Company. Proceeds to Deswell from these option exercises totaled $3,165,000.

Net cash used in investing activities amounted to $9,111,000 and $4,994,000 for the years ended March 31, 2003 and 2002, respectively. Capital expenditures during these periods totaled $9,731,000 and $4,397,000, respectively, and were financed by cash generated from operations during each year. The capital expenditure primarily related to the construction of our new Dongguan manufacturing plant and acquisition of plant and machinery for the Company's production facilities in China. Cash of $495,000 was released as security for the short-term borrowing facilities during the year ended March 31, 2003.

Net cash used in financing activities for the years ended March 31, 2003 and 2002 was $3,804,000 and $7,005,000, respectively. Net cash used in financing activities during the year ended March 31, 2003 was primarily to fund the Company's dividend payments to its shareholders of $6,687,000, dividend payments to minority shareholders of subsidiaries of $851,000 and repayment of short-term bank borrowings of $482,000 netting off the proceeds of $4,217,000 from the exercise of stock options from employees. Net cash used in financing activities during the year ended March 31, 2002 was primarily to fund the Company's dividend payments to its shareholders and to repurchase 51,150 common shares of the Company of $564,000 netting off the short-term bank borrowings of $482,000, the proceeds of $243,000 from the exercise of stock options from employees and $63,000 contribution from minority shareholders of a subsidiary.

As a consequence of the fixed exchange rate between the Hong Kong dollar and the U.S. dollar, interest rates on Hong Kong dollar borrowings are similar to U.S. interest rates. The Hong Kong Prime Rate fluctuated during the year ended March 31, 2003, decreasing from 5.125% at the beginning of the year to 5.0% at March 31, 2003.

At March 31, 2003, the Company had cash and cash equivalents of $34,400,000 and committed credit facilities of $20,839,000, of which none had been used. The Company also had restricted cash of $2,366,000 and leasehold land and buildings of $1,318,000, which were pledged as collateral for those credit facilities and cash of $21,000 pledged as deposit for customs duty in Dongguan, China. The

Company expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds. The Company's working capital requirements are expected to increase in line with the growth in the Company's business. The Company had capital commitments for construction of our Dongguan plastic injection-molding manufacturing plant, purchase of plant and machinery and purchase of our Dongguan electronic & metallic manufacturing plant of $6,098,000 as of March 31, 2003. The Company expects that internally generated funds will be sufficient to satisfy its cash needs for at least the next 12 months. The Company plans to fund the payment of its tax settlement with the IRD discussed above and which resulted in a provision of $3,532,000 to the Company's consolidated income statements for the year ended March 31, 2003 with cash on hand. Deswell expects to make the payment in September 2003.

At March 31, 2003, the Company was obligated under operating leases requiring minimum rentals of $3,259,000 as follows:

	(In thousands) Year ending March 31,					
	2004	2005	2006	2007	2008	2009 and thereafter
Operating lease payments	$ 1,220	$ 662	$ 550	$ 540	$ 287	$ nil

To date, the Company has generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing. The Company had no outstanding short-term borrowings or long-term debt at March 31, 2003 and outstanding short-term borrowings of $482,000 and no long-term debt at March 31, 2002.

Five Year Financial Summary

(In thousands, except per share and percentage data)

Income Statement Data	Year ended March 31,				
	1999	2000	2001	2002	**2003**
Net sales	$53,439	$60,958	$80,847	$83,320	**$90,905**
Cost of sales	32,179	38,262	52,596	54,448	**61,006**
Gross profit	21,260	22,696	28,251	28,872	**29,899**
Selling, general and administrative expenses	10,364	11,970	15,414	14,939	**15,354**
Operating income	10,896	10,726	12,837	13,933	**14,545**
Interest expense	(306)	(3)	(6)	(26)	**(6)**
Other income, net	939	898	915	877	**818**
Income before income taxes	11,529	11,621	13,746	14,784	**15,357**
Income taxes	462	890	315	535	**3,826**
Income before minority interests	11,067	10,731	13,431	14,249	**11,531**
Minority interests	1,575	433	621	925	**1,288**
Net income	$9,492	$10,298	$12,810	$13,324	**$10,243**
Basic earnings per share (2) (3)	$1.16	$1.27	$1.59	$1.59	**$1.18**
Average number of shares outstanding – basic (2) (3)	8,217	8,118	8,064	8,403	**8,672**
Diluted earnings per share (3)	$1.15	$1.26	$1.57	$1.57	**$1.16**
Average number of shares outstanding – diluted (2) (3)	8,286	8,174	8,153	8,466	**8,852**
Statistical Data					
Gross margin	39.8%	37.2%	34.9%	34.7%	**32.9%**
Operating margin	20.4%	17.6%	15.9%	16.7%	**16.0%**
Dividends per share (3)	$0.72	$0.59	$0.59	$0.86	**$0.77**

Balance Sheet Data	At March 31,				
	1999	2000	2001	2002	**2003**
Working capital	$41,066	$44,727	$47,356	$54,922	**$76,069**
Total assets	64,273	71,841	83,466	94,744	**106,172**
Long-term debt, less current portion	–	–	–	–	**–**
Total debt	–	–	–	482	**–**
Shareholders' equity	48,767	53,031	63,877	69,951	**81,846**

(1) Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and are stated in U.S. dollars. See "Financial Statements and Currency Presentation."

(2) Basic EPS excludes dilution from potential common shares and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from potential common shares.

(3) Share and per share amounts presented above have been adjusted to reflect the three-for-two stock split of July 22, 2002 (see Note 11 of Notes to Consolidated Financial Statements).

Independent Auditors' Report

To the Shareholders and the Board of Directors of

Deswell Industries, Inc.

We have audited the accompanying consolidated balance sheet of Deswell Industries, Inc. and subsidiaries (the "Company") as of March 31, 2003, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the consolidated financial position of Deswell Industries, Inc. and subsidiaries as of March 31, 2003 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2 to the financial statements, effective April 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and other Intangible Assets.

BDO INTERNATIONAL
Certified Public Accountants

Hong Kong, July 25,2003

Independent Auditors' Report

To the Shareholders and the Board of Directors of

Deswell Industries, Inc.

We have audited the accompanying consolidated balance sheets of Deswell Industries, Inc. and subsidiaries as of March 31, 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended March 31, 2002 before the inclusion of the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", included in Note 2 and the revisions to related per share and number of shares information as a result of the three-for-two stock split described in Note 11. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Deswell Industries, Inc. and subsidiaries at March 31, 2002, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

Hong Kong, June 28, 2002

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2002	March 31, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$31,534	**$34,400**
Restricted cash (note 6)	2,861	**2,366**
Marketable securities (note 3)	1,115	**4,821**
Accounts receivable	16,888	**16,727**
Inventories (note 4)	13,225	**14,784**
Prepaid expenses and other current assets	3,421	**2,648**
Income taxes receivable (note 8)	428	**323**
Total current assets	69,472	**76,069**
Property, plant and equipment-net (notes 5 and 6)	24,794	**29,623**
Other investments	–	**2**
Goodwill	478	**478**
Total assets	$94,744	**$106,172**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term bank loans (note 6)	$482	**$ –**
Accounts payable	7,583	**9,643**
Accrued payroll and employee benefits	1,877	**1,312**
Customer deposits	2,694	**494**
Other accrued liabilities (note 7)	1,749	**2,451**
Income taxes payable	165	**3,946**
Total current liabilities	14,550	**17,846**
Deferred income taxes (note 8)	15	**15**
Commitments and contingencies (note 10)	–	**–**
Minority interests	10,528	**6,465**
Shareholders' equity:		
Common shares nil par value-authorized 30,000,000 shares, shares issued and outstanding March 31, 2002 - 8,370,496; March 31, 2003 – 9,030,835 (note 11)	19,608	**28,247**
Additional paid-in capital	6,970	**6,970**
Retained earnings	43,073	**46,629**
Total shareholders' equity	69,651	**81,846**
Total liabilities and shareholders' equity	$94,744	**$106,172**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in thousands, except per share data)

	Year ended March 31,		
	2001	2002	**2003**
Net sales	$80,847	$83,320	**$90,905**
Cost of sales	52,596	54,448	**61,006**
Gross profit	28,251	28,872	**29,899**
Selling, general and administrative expenses	15,414	14,939	**15,354**
Operating income	12,837	13,933	**14,545**
Interest expense	(6)	(26)	**(6)**
Other income, net	915	877	**818**
Income before income taxes and minority interests	13,746	14,784	**15,357**
Income taxes (note 8)	315	535	**3,826**
Income before minority interests	13,431	14,249	**11,531**
Minority interests	621	925	**1,288**
Net income	$12,810	$13,324	**$10,243**
Net income per share (note 2)			
Basic:			
Net income per share	$1.59	$1.59	**$1.18**
Weighted average common shares outstanding	8,064	8,403	**8,672**
Diluted:			
Net income per share	$1.57	$1.57	**$1.16**
Weighted average common and potential common shares	8,153	8,466	**8,852**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(U.S. dollars in thousands, except per share data)

	Common stock		Additional		
	Shares outstanding	Amount	paid-in capital	Retained earnings	**Shareholders' equity**
Balance at March 31, 2000	8,021,896	17,183	6,970	28,878	**53,031**
Exercise of stock options	375,000	2,746	–	–	**2,746**
Net income	–	–	–	12,810	**12,810**
Dividends ($0.59 per share)	–	–	–	(4,710)	**(4,710)**
Balance at March 31, 2001	8,396,896	19,929	6,970	36,978	**63,877**
Exercise of stock options	24,750	243	–	–	**243**
Repurchase and cancellation of common stock	(51,150)	(564)	–	–	**(564)**
Net income	–	–	–	13,324	**13,324**
Dividends ($0.86 per share)	–	–	–	(7,229)	**(7,229)**
Balance at March 31, 2002	8,370,496	19,608	6,970	43,073	**69,651**
Exercise of stock options	408,500	4,217	–	–	**4,217**
Odd share redemption upon stock split	(41)	(1)	–	–	**(1)**
Issuance of common stock for acquisition of additional 20% interest in a subsidiary	251,880	4,423	–	–	**4,423**
Net income	–	–	–	10,243	**10,243**
Dividends ($0.77 per share)	–	–	–	(6,687)	**(6,687)**
Balance at March 31, 2003	9,030,835	$28,247	$6,970	$46,629	**$81,846**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended March 31,		
	2001	2002	**2003**
Cash flows from operating activities			
Net income	$12,810	$13,324	**$10,243**
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,039	4,918	**4,692**
Loss (gain) on sale of property, plant and equipment	(52)	7	**6**
Minority interests	609	925	**1,288**
Changes in operating assets and liabilities:			
Accounts receivable	(5,170)	(1,111)	**161**
Marketable securities	1,308	1,115	**(3,706)**
Inventories	(1,102)	(1,191)	**(1,559)**
Prepaid expenses and other current assets	462	(1,588)	**773**
Income taxes receivable	(264)	–	**105**
Accounts payable	(1,127)	3,309	**2,060**
Accrued payroll and employee benefits	420	40	**(565)**
Customer deposits	105	844	**(2,200)**
Other accrued liabilities	576	(27)	**702**
Income taxes payable	196	132	**3,781**
Net cash provided by operating activities	13,810	18,203	**15,781**
Cash flows from investing activities			
Purchase of property, plant and equipment	(13,926)	(4,397)	**(9,731)**
Proceeds from sale of property, plant and equipment	113	276	**127**
Acquisition of other investments	–	–	**(2)**
(Increase) decrease in restricted cash	141	(873)	**495**
Net cash used in investing activities	(13,672)	(4,994)	**(9,111)**
Cash flows from financing activities			
Dividends paid	(4,710)	(7,229)	**(6,687)**
Dividends paid to minority shareholders of a subsidiary	–	–	**(851)**
Repurchase of common stock	–	(564)	**–**
Increase (decrease) in bank loans	–	482	**(482)**
Exercise of stock options	2,746	243	**4,217**
Odd shares redemption	–	–	**(1)**
Contribution from minority shareholders of a subsidiary	–	63	**–**
Net cash used in financing activities	(1,964)	(7,005)	**(3,804)**
Net (decrease) increase in cash and cash equivalents	(1,826)	(6,204)	**2,866**
Cash and cash equivalents, beginning of year	27,156	25,330	**31,534**
Cash and cash equivalents, end of year	$25,330	$31,534	**$34,400**
Supplementary disclosures of cash flow information:			
Cash paid (refunded) during the year for:			
Interest	$6	$26	**$6**
Income taxes	383	669	**(60)**
Supplementary disclosures of significant non-cash transactions:			
Issuance of common stock in connection with acquisition of additional 20% shareholding in a subsidiary	$ –	$ –	**$4,423**

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

1. Organization and Basis of Financial Statements

Deswell Industries, Inc. was incorporated in the British Virgin Islands on December 2, 1993.

The principal activities of the Company comprise the manufacture and sale of injection-molded plastic parts and components, electronic products assembling and metallic parts manufacturing. The selling and administrative activities are performed in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("China") and the manufacturing activities are subcontracted to subsidiaries operating in China.

As the Company is a holding company, the amount of any dividends declared by the Company will be dependent upon the amount which can be dividended up from its subsidiaries. Dividends from subsidiaries will be declared based on profits as reported in their statutory accounts. Such profits will differ from the amounts reported under U.S. GAAP. At March 31, 2003, the retained earnings available for distribution as reflected in the statutory books of the subsidiaries were $75,751 of which $3,801 relates to a subsidiary in China, certain of whose retained earnings are intended to be reinvested rather than used to fund dividends in order to obtain favorable tax concessions (note 8).

On January 20, 2003, the Company acquired a further 20% of outstanding stock of Integrated International Limited ("Integrated"), a subsidiary of the Company, from the minority shareholders. After the acquisition, the Company increased its ownership in Integrated to 71% of the outstanding stock. The purchase consideration for the 20% of outstanding stock of Integrated is 251,880 common shares of the Company. The value of the purchase consideration is based on the market price of the stocks issued which is lower than the fair value of net assets acquired by $115. The excess has been allocated as a pro rata reduction of the amounts that would have been assigned to certain acquired assets.

2. Summary of Significant Accounting Policies

Principles of consolidation – The consolidated financial statements, prepared in accordance with generally accepted accounting principles in the United States of America, include the assets, liabilities, revenues, expenses and cash flows of all subsidiaries. Intercompany balances, transactions and cash flows are eliminated on consolidation.

Goodwill – The excess purchase price over the fair value of net assets acquired is recorded on the balance sheet as goodwill. Prior to April 1, 2002, goodwill was amortized to expense on a straight line basis over 20 years. On April 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and other Intangible Assets", which established new standards for goodwill acquired in a business combination, eliminates the amortization of goodwill and requires the carrying value of goodwill to be evaluated for impairment on an annual basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

2. Summary of Significant Accounting Policies (continued)

Had goodwill amortization been discontinued effective April 1, 2000 and 2001 respectively, net income for the financial year ended March 31, 2001 and 2002 would have been increased by $36 and $35 to $12,846 and $13,359, respectively. After adjusting for the impact of discontinued goodwill amortization, net income per common share for the financial years ended March 31, 2001 and 2002 would remain the same, and diluted net income per share for the years ended March 31, 2001 and 2002 would have been higher by $0.01 and $0.01, respectively.

In accordance with SFAS No. 142, goodwill is evaluated to determine if fair value of the asset has decreased below its carrying value. At March 31, 2003, the Company completed its annual impairment evaluation and determined that there was no impairment in goodwill.

Cash and cash equivalents – Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased.

Marketable securities – All marketable securities are classified as trading securities and are stated at fair market value. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized and unrealized gains and losses on trading securities are included in other income. The cost of investments sold is based on the average cost method and interest earned is included in other income.

Inventories – Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market. Work-in-progress and finished goods inventories consist of raw materials, direct labour and overhead associated with the manufacturing process.

Prepaid expenses and other current assets – Prepaid expenses and other current assets consist principally of rental deposits, prepaid expenses and other miscellaneous receivables.

Property, plant and equipment – Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization is provided on the straight line method based on the estimated useful lives of the assets, as follows:

Leasehold land and buildings	40 - 50 years
Plant and machinery	4 - 10 years
Furniture, fixtures and equipment	4 - 5 years
Motor vehicles	3 - 4 years
Leasehold improvements	the shorter of 5 years or the lease term

Valuation of long-lived assets – The Company periodically evaluates the carrying value of long-lived assets to be held and used, including other intangible assets subject to amortization, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Revenue recognition – The Company recognizes revenue at the time the title is passed to customers upon shipment and when collectibility is reasonably assured.

Comprehensive income – The comprehensive income of the Company for the years ended March 31, 2001, 2002 and 2003 was represented by the net income of the respective years.

Shipping and handling cost – Shipping and handling costs related to the delivery of finished goods are included in selling expenses. During the year ended March 31, 2001, 2002 and 2003, shipping and handling costs expensed to selling expenses were $699, $638 and $653, respectively.

Income taxes – Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any China tax paid by subsidiaries during the year is recorded as an amount receivable at year end when an application for reinvestment of profits has been filed and a refund is expected unless there is an indication from the China tax authority that the refund will be refused. Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

Foreign currency translation – The consolidated financial statements of the Company are presented in U.S. dollars as the Company is incorporated in the British Virgin Islands where the currency is the U.S. dollar. The Company's subsidiaries conduct substantially all of their business in Hong Kong dollars, the exchange rate of which has been fixed to the U.S. dollar at approximately HK$7.80 to $1.00 since 1983. There is, however, no assurance that this rate will continue indefinitely.

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the transaction dates. Related accounts payable or receivable existing at the balance sheet date denominated in currencies other than the functional currencies are translated at period end rates. Gains and losses resulting from the translation of foreign currency transactions and balances are included in income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

2. Summary of Significant Accounting Policies (continued)

Aggregate net foreign currency transaction losses included in income were $644 and $306 for the years ended March 31, 2001 and 2002 and gain of $503 for the year ended March 31, 2003, respectively.

On consolidation, the financial statements of subsidiaries are translated from Hong Kong dollars, being the functional currency of all of the Company's subsidiaries, into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation". Accordingly all assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates and all income and expenditure items are translated at the average rates for each of the years. The exchange rate between the Hong Kong dollar and the U.S. dollar used for the years ended March 31, 2001, 2002 and 2003 were HK$7.75 to US$1.00.

Post-retirement and post-employment benefits – The Company and its subsidiaries contribute to a state pension scheme in respect of its PRC employees and a mandatory provident fund scheme in respect of its Hong Kong employees. Neither the Company nor its subsidiaries provide any other post-retirement or post-employment benefits.

Stock-based compensation – SFAS No. 123 "Accounting for Stock-Based Compensation" allows companies which have stock-based awards to employees to adopt a new fair value basis of accounting for stock options and other equity instruments or to continue to apply the existing accounting rules under Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees", but with additional financial statement disclosure.

The Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, SFAS No. 123 requires the disclosure of pro forma net income and net income per share as if the Company had adopted the fair value method, as follows:

	2001	2002	**2003**
Net income:			
As reported	$12,810	$13,324	**$10,243**
Pro forma	12,766	11,775	**10,243**
Stock-based employee compensation cost, net of tax	$44	$1,549	**$ –**
Basic net income per share:			
As reported	$1.59	$1.59	**$1.18**
Pro forma	1.58	1.40	**1.18**
Diluted net income per share:			
As reported	$1.57	$1.57	**$1.16**
Pro forma	1.56	1.39	**1.16**

The fair value of options granted in the years ended March 31, 2001 and 2002 was estimated to be approximately $1.95 and $1.93 per share respectively using the Black-Scholes option pricing model with the following assumptions:

	2001	2002
Risk-free interest rate - weighted average	4.99%	5.42%
Expected life of options - weighted average	3 years	10 years
Expected volatility	53%	32%
Expected dividend yield	6.17%	7.57%

Net income per share – Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

Basic net income per share and diluted net income per share calculated in accordance with SFAS No. 128, "Earnings Per Share", are reconciled as follows (shares in thousands):

	Year ended March 31,		
	2001	2002	**2003**
Net income	$12,810	$13,324	**$10,243**
Basic net income per share	$1.59	$1.59	**$1.18**
Basic weighted average common shares outstanding	8,064	8,403	**8,672**
Effect of dilutive securities – Options	89	63	**180**
Diluted weighted average common and potential common shares outstanding	8,153	8,466	**8,852**
Diluted net income per share	$1.57	$1.57	**$1.16**

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

2. Summary of Significant Accounting Policies (continued)

Recent changes in accounting standards – In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment of FASB Statement No. 123" (SFAS 148). This Statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock based compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Further, SFAS 148 amends Accounting Principles Board Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. SFAS 148 is effective for our financial statements beginning April 1, 2002. The Company has not determined whether it will voluntarily change to the fair value based method of accounting for stock-based compensation.

On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). SFAS 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS 150 affects an entity's classification of the following freestanding instruments: mandatory redeemable instruments, financial instruments to repurchase an entity's own equity instruments and financial instruments embodying obligations that the issuer must or could choose to settle by issuing a variable number of its shares or other equity instruments based solely on (a) a fixed monetary amount known at inception or (b) something other than changes in its own equity instruments. SFAS 150 is effective for periods beginning after June 15, 2003. The Company's adoption of this interpretation is not expected to have an effect on its consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires a guarantor to recognize, at the inception of a qualified guarantee, a liability for fair value of the obligation undertaken in issuing the guarantee. FIN 45 is effective on a prospective basis for qualified guarantees issued or modified after March 31, 2003. Management does not expect the adoption of this Interpretation to have a material impact on the Company's financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 is effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. Management does not expect the adoption of this Interpretation to have a material impact on the Company's financial position or results of operation.

3. Marketable Securities

The Company acquired equity securities listed in Hong Kong.

	March 31,	
	2002	**2003**
Cost	$1,081	**$5,176**
Market value	$1,115	**$4,821**

Unrealized gain (loss) for the years ended March 31, 2001, 2002 and 2003 were $nil, $34 and $(355), respectively.

Net proceeds from sale of marketable securities for the year ended March 31, 2002 and 2003 were $578 and $nil, and realized gains from sale of marketable securities for the year ended March 31, 2002 and 2003 were $85 and $nil, respectively. For the purposes of determining realized gains and losses, the cost of securities sold was determined based on the average cost method.

4. Inventories

Inventories by major categories are summarized as follows:

	March 31,	
	2002	**2003**
Raw materials	$7,368	**$7,432**
Work in progress	3,213	**4,454**
Finished goods	2,644	**2,898**
	$13,225	**$14,784**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

5. Property, Plant and Equipment

Property, plant and equipment consists of the following:

	March 31,	
	2002	**2002**
At cost:		
Leasehold land and buildings	$4,957	**$4,957**
Plant and machinery	21,953	**22,160**
Furniture, fixtures and equipment	10,773	**11,332**
Motor vehicles	2,526	**2,577**
Leasehold improvements	3,628	**3,942**
Total	43,837	**44,968**
Less: accumulated depreciation and amortization	(23,025)	**(26,943)**
Construction in progress	3,982	**11,598**
Net book value	$24,794	**$29,623**

6. Credit facilities and pledged assets

The Company has credit lines with various banks representing trade acceptances, loans and overdrafts. At March 31, 2002 and 2003 these facilities totalled $19,515, and $20,839, respectively, of which short-term bank loans, interest bearing at 5.85% per annum of $482 was utilized at March 31, 2002 and none was utilized at March 31, 2003. The maturities of these facilities are generally up to 90 days. Interest rates are generally based on the banks' prime lending rates and the credit lines are normally subject to annual review. There are no significant covenants or other financial restrictions relating to the Company's facilities except that at March 31, 2002 and 2003, cash of $2,762 and $2,366, respectively, and leasehold land and buildings of net book value $1,348 and $1,318, respectively, have been pledged as collateral for the above facilities. At March 31, 2002, the Company also issued standby letters of credit of $516 and $1,936 as a guarantee for the short-term bank loans and a guarantee to certain non-trade creditors respectively. Both letters of credit were released during the year.

The restricted cash at March 31, 2002 and 2003 also included $99 and nil deposited into a bank account designated by the Chinese customs department as a guarantee for the payment of customs duties.

7. Other Accrued Liabilities

Other accrued liabilities consist of the following:

	March 31,	
	2002	**2003**
Value added tax payable	$804	**$695**
Accrued expenses	227	**235**
Provision for tax risks	–	**801**
Commission expenses	56	**109**
Others	662	**611**
	$1,749	**$2,451**

8. Income Taxes

The components of income (loss) before income taxes and minority interests are as follows:

	Year ended March 31,		
	2001	2002	**2003**
Hong Kong	$1,462	$1,245	**$5**
China and others	12,284	13,539	**15,352**
	$13,746	$14,784	**$15,357**

Hong Kong

The Company is subject to Hong Kong taxation on its activities conducted in Hong Kong. Each company in Hong Kong files a separate tax return and is subject to tax on its taxable income arising in or derived from Hong Kong.

China

The Company's subsidiaries incorporated in China are subject to Chinese income taxes at the applicable tax rate (currently 10-15%) on the taxable income as reported in their Chinese statutory accounts in accordance with the relevant income tax laws applicable to foreign enterprises. Pursuant to the same income tax laws, the subsidiaries are fully exempted from Chinese income tax for two years starting from the first profit-making year, followed by a 50% exemption for the next three years. The 50% exemption for Jetcrown Industrial (Shenzhen) Limited ("Jetcrown Shenzhen") (a subsidiary of the Company) expired on December 31, 1995 but was further extended from 1999 to 2001. The Company's other Chinese subsidiaries were either making losses or exempted from income tax in the years ended March 31, 2001, 2002 and 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

8. Income Taxes (continued)

Pursuant to a further concession in the income tax laws, the Company, as a foreign shareholder in a foreign enterprise in China, is eligible for a refund of taxes paid by its Chinese subsidiaries on the proportion of the after-tax profits of these subsidiaries which are reinvested by the Company in these subsidiaries or in other foreign enterprises in China provided that the reinvestment period relating to such subsidiaries or other foreign enterprises is for at least five years from the date the reinvested funds are contributed. If the reinvestment period is less than five years, the income tax refunded will become payable to the Chinese tax authorities.

During the years ended March 31, 2001, 2002 and 2003, the Company recorded a benefit relating to its decision to reinvest earnings of its Chinese subsidiary, Jetcrown Shenzhen, totaling $428, $nil and $323, respectively.

Had these tax holidays and concessions not been available, the tax charge would have been higher by $866, $272 and $611 and the basic net income per share would have been lower by $0.11, $0.03 and $0.07 and for the years ended March 31, 2001, 2002 and 2003 respectively, and diluted net income per share for the years ended March 31, 2001, 2002 and 2003 would have been lower by $0.11, $0.03 and $0.07, respectively.

Others

Certain of the Company's income accrues in tax free jurisdictions and is not subject to any income taxes.

The provision for income taxes consists of the following:

	Year ended March 31,		
	2001	2002	**2003**
Current Tax			
– Hong Kong	$387	$251	**$3,674**
– China	(72)	284	**152**
Deferred tax	–	–	**–**
	$315	$535	**$3,826**

THIS PAGE 43 AMENDS AND SUPERSEDES, AND SHOULD BE READ IN LIEU OF, PAGE 43 OF THE ACCOMPANYING 2003 ANNUAL REPORT OF DESWELL INDUSTRIES, INC.

A reconciliation between the provision for income taxes computed by applying the Hong Kong statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,		
	2001	2002	2003
Statutory tax rate in Hong Kong	16.0%	16.0%	**16.0%**
Effective different tax rate in other jurisdictions	(9.3)	(1.4)	**(1.6)**
Tax holidays and concessions	0.9	3.0	**(4.8)**
Income not subject to taxation	(8.2)	(14.5)	**(6.8)**
Increase (decrease) in valuation allowances	2.1	0.2	**(2.0)**
Under provision of income tax in previous year	0.3	0.1	**0.5**
Additional assessments for previous years (a)	–	–	**23.0**
Others	0.5	0.2	**0.6**
Effective tax rate	2.3%	3.6%	**24.9%**

(a) The Company is in the final stages of a settlement with Hong Kong Inland Revenue Department (IRD) regarding a disagreement on whether taxes should be assessed on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to profits tax under the Hong Kong Revenue Ordinance. While, based on consultations with Hong Kong tax experts, management believes that its tax position for these years was sound and supportable, management nevertheless concluded that it would be in the Company's best interest to make a proposal for settlement with the IRD in order to avoid the expenditure of substantial time, effort and expense involved in proceedings that could extend years. A provision of $3,532 being the directors' best estimate of additional income tax assessments which are likely to arise on settlement has been charged to the consolidated income statement for the year ended March 31, 2003.

The components of deferred income tax are as follows:

	March 31,	
	2002	2003
Deferred tax asset:		
Net operating loss carryforwards	$342	**$ –**
Less: Valuation allowances	(310)	**–**
	32	**–**
Deferred tax liability:		
Property, plant and equipment	(47)	**(15)**
Net deferred tax liability	$ (15)	**$ (15)**

A reconciliation between the provision for income taxes computed by applying the Hong Kong statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year ended March 31,		
	2001	2002	**2003**
Statutory tax rate in Hong Kong	16.0%	16.0%	**16.0%**
Effective different tax rate in other jurisdictions	–	–	**(1.6)**
Tax holidays and concessions	(6.3)	0.2	**(4.8)**
Income not subject to taxation	(9.3)	(13.1)	**(6.8)**
Increase (decrease) in valuation allowances	1.1	1.2	**(2.0)**
Under provision of income tax in previous year	0.3	0.1	**0.5**
Additional assessments for previous years (a)	–	–	**23.0**
Others	0.5	0.2	**0.6**
Effective tax rate	2.3%	3.6%	**24.9%**

(a) The Company is in the final stages of a settlement with Hong Kong Inland Revenue Department (IRD) regarding a disagreement on whether taxes should be assessed on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to profits tax under the Hong Kong Revenue Ordinance. While, based on consultations with Hong Kong tax experts, management believes that its tax position for these years was sound and supportable, management nevertheless concluded that it would be in the Company's best interest to make a proposal for settlement with the IRD in order to avoid the expenditure of substantial time, effort and expense involved in proceedings that could extend years. A provision of $3,532 being the directors' best estimate of additional income tax assessments which are likely to arise on settlement has been charged to the consolidated income statement for the year ended March 31, 2003.

The components of deferred income tax are as follows:

	March 31,	
	2002	**2003**
Deferred tax asset:		
Net operating loss carryforwards	$342	**$ –**
Less: Valuation allowances	(310)	**–**
	32	**–**
Deferred tax liability:		
Property, plant and equipment	(47)	**(15)**
Net deferred tax liability	$ (15)	**$ (15)**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

9. Related Party Transactions

During the years ended March 31, 2001 and 2002, the Company rented employee accommodation in China from Mr. S.K. Lee and Mr. M.C. Tam, executive officers of the Company and minority shareholders of Kwanasia, a subsidiary of the Company. Rentals charged by them to the Company were $12 and $12, for the years ended March 31, 2001 and 2002, respectively. No such rental arrangement was made in the year ended March 31, 2003.

During the year ended March 31, 2001, the Company acquired a motor car from Unicrown Limited for $206, which approximated its fair value. Mr. Richard Lau, a director of the Company, has a beneficial interest in that company.

10. Commitments and Contingencies

The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expenses under operating leases included in the statement of income were $2,262, $2,169 and $1,917 for the years ended March 31, 2001, 2002 and 2003, respectively.

At March 31, 2003, the Company was obligated under operating leases requiring minimum rentals as follows:

Years ending March 31	
2004	$1,220
2005	662
2006	550
2007	540
2008	287
Total minimum lease payments	$3,259

At March 31, 2003, the Company had capital commitments for plant and machinery totalling $3,850 which is expected to be disbursed during the year ending March 31, 2004.

The Company has contracted with some building contractors to construct the company's new factory plant in Dongguan, the PRC. The budgeted costs of the whole project are estimated to be $13,650. At March 31, 2003, a total of $11,401 has been paid on the project and is recorded in construction in progress.

11. Shareholders' Equity

On July 8, 2002, the Company completed a three-for-two stock split. In conjunction with this stock split, the authorized share capital has been increased from 20,000,000 to 30,000,000 common shares. The par value of common stock has been changed to nil at the same time. No fractional shares were issued and 41 shares were redeemed and cancelled upon the stock split. All financial statements have been retroactively restated to account for the change.

12. Employee Benefits

The Company contributes to a state pension scheme run by the Chinese government in respect of its employees in China. The expense related to this plan, which is calculated at 16% of the average monthly salary, was $142, $281 and $260 for the years ended March 31, 2001, 2002 and 2003, respectively. In December 1996, the Company established a defined contribution plan for certain of the employees in Hong Kong. The plan provides for annual contributions by the Company at the rate of 5% of eligible compensation of employees based on length of service and requires contribution by employees at the rate of 5% of eligible compensation. The plan ceased on November 30, 2000. According to the Mandatory Provident Fund ("MPF") legislation regulated by the Mandatory Provident Fund Schemes Authority in Hong Kong, with effect from December 1, 2000, the Company is required to participate in a MPF scheme operated by approved trustees in Hong Kong and to make contributions for its eligible employees. The contributions borne by the Company are calculated at 5% of the salaries and wages (monthly contribution is limited to 5% of HK$20 for each eligible employees) as calculated under the MPF legislation. The expense related to the MPF in the years ended March 31, 2001, 2002 and 2003 amounted to $30, $66 and $63, respectively.

13. Stock Option Plan

On March 15, 1995, the Company adopted a stock option plan that permits the Company to grant options to officers, directors, employees and others to purchase up to 675,000 shares of Common Stock. On September 29, 1998, the Company approved an increase of 366,000 shares making a total of 1,041,000 shares of common stock available under the stock option plan. On January 10, 2002, the Company adopted another stock option plan to purchase up to 750,000 shares of Common Stock. Options granted under the stock option plans will be exercisable for a period of up to 10 years commencing on the date of grant, at a price equal to at least the fair market value of the Common Stock at the date of grant, and may contain such other terms as the Board of Directors or a committee appointed to administer the plan may determine. A summary of the option activity (with parenthetical weighted average prices per share) is as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

13. Stock Options Plan (continued)

	Number of stock options		
	2001	2002	**2003**
Outstanding at beginning of the year ($8.39 for 2001 and $9.83 for 2002 and $10.95 for 2003)	660,000	300,000	**1,076,250**
Granted during the year ($10.53 for 2001 and $11.33 for 2002)	15,000	801,000	–
Exercised during the year ($7.32 for 2001 and $9.83 for 2002 and $10.32 for 2003)	(375,000)	(24,750)	**(408,500)**
Outstanding and exercisable at end of the year ($9.83 for 2001, $10.95 for 2002 and $11.33 for 2003)	300,000	1,076,250	**667,750**
Range of exercise price per share	$6.67 to $9.83	$9.83 to $11.33	$11.33

The weighted average remaining contractual life of the share options outstanding at March 31, 2003 was 8.83 years. At March 31, 2002 and March 31, 2003, there were nil options available for future grant under the plans.

14. Concentrations of Credit Risk and Major Customers

A substantial percentage of the Company's sales are made to a small number of customers and are typically sold either under letter of credit or on an open account basis. Details of customers accounting for 10% or more of total net sales for each of the three years ended March 31, 2001, 2002 and 2003 are as follows:

	Percentage of net sales Year ended March 31,		
	2001	2002	**2003**
Epson Precision (H.K.) Limited	13.0%	17.5%	**22.3%**
Digidesign, Inc.	*	*	**13.5%**
Inter-Tel Incorporated	20.0%	11.6%	**13.0%**
VTech Telecommunications Limited	17.6%	15.3%	**11.6%**
Kyocera Mita Industrial Co. (H.K.) Limited	18.7%	13.6%	**10.9%**

* Less than 10%

Sales to the above customers relate to both injection-molded plastic parts and electronic products.

Details of the amounts receivable from the five customers with the largest receivable balances at March 31, 2002 and 2003, respectively, are as follows:

	Percentage of accounts receivable March 31,	
	2002	**2003**
Largest receivable balances	67.0%	**65.5%**

The Company has not experienced any significant difficulty in collecting its accounts receivable in the past and is not aware of any financial difficulties being experienced by its major customers. There has been no significant bad debt expense during each of the three years ended March 31, 2001, 2002 and 2003 and there was no provision for bad debts at the beginning and end of the three years ended March 31, 2001, 2002 and 2003.

15. Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, accounts payable and short-term bank loans are reasonable estimates of their fair value. All the financial instruments are for trade purposes.

16. Segment Information

The Company has three reportable segments: plastic injection molding, electronic products assembling and metallic parts manufacturing. The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Most of the businesses were acquired as a unit, and the management at the time of the acquisition was retained.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Contributions of the major activities, profitability information and asset information of the Company's reportable segments for the years ended March 31, 2001, 2002 and 2003 are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

16. Segment Information (continued)

	Year ended March 31,								
	2001			2002			**2003**		
		Intersegment			Intersegment			**Intersegment**	
	Net sales	Sales	Profit (loss)	Net sales	Sales	Profit (loss)	**Net sales**	**Sales**	**Profit (loss)**
Segment:									
Injection molded plastic parts	$50,531	$270	$12,360	$47,504	$ –	$13,010	**$50,975**	**$1,068**	**$12,687**
Electronic products	28,647	25	3,003	33,672	15	2,067	**38,221**	**8**	**3,313**
Metallic parts	5,906	3,942	(1,581)	4,987	2,828	(258)	**5,542**	**2,757**	**(643)**
Segment total	$85,084	$4,237	$13,782	$86,163	$2,843	$14,819	**$94,738**	**$3,833**	**$15,357**
Reconciliation to consolidated totals:									
Sales eliminations	(4,237)	(4,237)	–	(2,843)	(2,843)	–	**(3,833)**	**(3,833)**	–
Goodwill amortization not allocated to segment	–	–	(36)	–		(35)	–	–	–
Consolidated totals:									
Net sales	$80,847	$ –		$83,320	$ –		**$90,905**	**$ –**	
Income before income taxes and minority interests			$13,746			$14,784			**$15,357**

	Year ended March 31,					
	2001		2002		**2003**	
	Interest income	Interest expenses	Interest income	Interest expenses	**Interest income**	**Interest expenses**
Segment:						
Injection molded plastic parts	$1,136	$ –	$719	$ –	**396**	**$ –**
Electronic products	139	6	70	26	**26**	**6**
Metallic parts	17	–	14	–	**4**	–
Consolidated total	$1,292	$6	$803	$26	**$426**	**$6**

	Year ended March 31,								
	2001			2002			**2003**		
	Identifiable assets	Capital expenditure	Depreciation and amortization	Identifiable assets	Capital expenditure	Depreciation and amortization	**Identifiable assets**	**Capital expenditure**	**Depreciation and amoritzation**
Segment:									
Injection molded plastic parts	$60,704	$11,817	$2,625	$68,165	$3,916	$2,921	**$80,335**	**$8,868**	**$3,082**
Electronic products	26,821	1,589	1,437	24,508	335	1,444	**26,400**	**532**	**1,190**
Metallic parts	6,149	520	941	4,477	146	518	**4,563**	**331**	**420**
Segment totals	$93,674	$13,926	$5,003	$97,150	$4,397	$4,883	**$111,298**	**$9,731**	**$4,692**
Reconciliation to consolidated totals:									
Elimination of receivables from intersegments	(10,721)	–	–	(2,884)	–	–	**(5,604)**	–	–
Goodwill not allocated to segments	513	–	36	478	–	35	**478**	–	–
Consolidated totals	$83,466	$13,926	$5,039	$94,744	$4,397	$4,918	**$106,172**	**$9,731**	**$4,692**

All of the Company's sales are coordinated through the Hong Kong subsidiaries and a breakdown of sales by destination is as follows:

	Year ended March 31,		
	2001	2002	**2003**
Net sales			
China	$44,078	$46,876	**$53,503**
United States of America	18,282	19,375	**25,949**
Hong Kong	15,557	11,690	**2,838**
Europe	1,763	4,053	**7,435**
Others	1,167	1,326	**1,180**
Total net sales	$80,847	$83,320	**90,905**

The location of the Company's identifiable assets is as follows:

	March 31,		
	2001	2002	**2003**
Hong Kong	$47,520	$53,156	**$58,579**
China	35,433	41,110	**47,115**
Goodwill	513	478	**478**
Total identifiable assets	$83,466	$94,744	**$106,172**

17. Subsequent event

On April 2, 2003, the Company announced the purchase of its previously leased facilities for the Company's electronics and metallics operations in Dongguan, China. The cost of the acquisition is approximately $4,100.

Directors and Management

Directors

RICHARD LAU
Chairman and
Chief Executive Officer

C. P. LI
Executive Director
and Chief Financial Officer

C. W. LEUNG
Executive Director

H. H. LEUNG
Non-executive Director
and member of Audit Committee

ALLEN Y. C. CHAM
Non-executive Director
and member of Audit Committee
(effective on August 18, 2003)

STEPHEN SEUNG
Non-executive Director
and member of Audit Committee
(resigned on July 28, 2003)

Management

S. K. LEE
Director of Administration and Marketing
(Electronic & Metallic Operations)

M. C. TAM
Director of Engineering and Manufacturing
(Electronic & Metallic Operations)

DICKSON LAM
Director of Marketing
(Plastic and Electronic Operations)

MICHAEL YEM
Director of Marketing
(Plastic Operations)

KATSUHIRO YAMANE
Director of Marketing
(Plastic Operations)

WILLIAM SONG
Director of Marketing
(Plastic Operations)

ELIZA PANG
Financial Controller

Investors' Information

Registered Office

Deswell Industries, Inc.
H.W.R. Services Limited
P. O. Box 71, Craigmuir Chambers
Road Town, Tortola, British Virgin Islands

Corporate Website

http://www.deswell.com

Hong Kong Subsidiaries Office

Jetcrown Industrial Limited
Unit 514-517,
Hong Leong Industrial Complex
4 Wang Kwong Road
Kowloon Bay, Hong Kong
Tel: (852) 2796-6993
Fax: (852) 2796-7741
http://www.jetcrown.com.hk

Kwanasia Electronics Company Limited
Kwanta Precision Metal Products Company Limited
Unit 605, Hong Leong Industrial Complex
4 Wang Kwong Road, Kowloon Bay, Hong Kong
Tel: (852) 2342-2286
Fax: (852) 2797-8159
http://www.kwanasia.com

Jetcrown & Kwanasia (OEM) Specialist Limited
Unit 1201, 12/F., Prosperity Centre
25 Chong Yip Street, Kwun Tong, Hong Kong
Tel: (852) 2342-4822
Fax: (852) 2185-6033

PRC Factories

Jetcrown Industrial (Shenzhen) Limited
Block A-H, Wing Village Industrial Estate
Shekou, Shenzhen, China
Tel: (86) 755-669-7120
Fax: (86) 755-669-7119

Jetcrown Industrial (Dongguan) Limited
Huangguan Industrial Estate
Houji Town, Dongguan, China
Tel: (86) 769-582-0406
Fax: (86) 769-582-0407

Kwan Hong Electronics Company Limited
Xiaobian 2nd Industrial Zone
Chang An, Dongguan, China
Tel: (86) 769-553-7201
Fax: (86) 769-553-9301

Kwanta Precision Metal Products Company Limited
Xiaobian 2nd Industrial Zone
Chang An, Dongguan, China
Tel: (86) 769-531-2362
Fax: (86) 769-531-5690

Investors' Information

Shareholders' Meeting

The Annual Meeting of Shareholders will be held at 9:30 a.m. on September 30, 2003
at the Convention Center, 1/F, Bellagio Hotel,
3600 Las Vegas Blvd. South, Las Vegas,
Nevada 89109, U.S.A.

Stock Listing

The common shares of Deswell Industries, Inc., are traded on the Nasdaq National Market System under the stock symbol "DSWL".

Transfer Agent and Registrar

Communications regarding change of address,
transfer of common shares,
or lost certificates should be directed to:
U.S. Stock Transfer Corporation
1745 Gardena Avenue, Suite 200
Glendale, CA 91204-2991, U.S.A.
Tel: (818) 502-1404
Fax: (818) 502-1737

Investor Relations Consultant

Lippert/Heilshorn & Associates, Inc.
800 Third Avenue, 17th Floor
New York, NY 10022, U.S.A.
Tel: (212) 838-3777
Fax: (212) 838-4568
Email: jnesbett@lhai.com

SEC Counsel

Kirkpatrick & Lockhart LLP
10100 Santa Monica Boulevard
Los Angeles, California, U.S.A.

Auditors

BDO International
Hong Kong

Principal Banks

The Hongkong and Shanghai Banking Corporation Limited
The Standard Chartered Bank
UFJ Bank Limited